Subsidiaries (as of 12/31/96)

1.   Health Fitness Physical Therapy of Tahoe, Inc., a Minnesota corporation

2.   Sports and Orthopaedic Physical Therapy, Inc., a Minnesota corporation

3. Fitness Centers of America, Inc. d/b/a Fitness Systems, a California corporation

4. The Preferred Companies, Inc. d/b/a Preferred Therapy Providers of America, an Arizona corporation

5.   Health Fitness Rehab. Inc., a Minnesota corporation